PDS BIOTECHNOLOGY CORPORATION
303A College Road East
Princeton, NJ 08540

April 24, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chris Edwards

Re:	PDS Biotechnology Corporation
Registration Statement on Form S-3
File No. 333-289942
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PDS Biotechnology Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-289942), so that it may become effective at 5:00 p.m. Eastern Time on April 28, 2026, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via a telephone call to the staff.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Patrick O’Malley, Esq. of DLA Piper LLP (US), counsel to the Company, at (206) 839-4831, with any comments or questions regarding the Registration Statement.

Very truly yours,

PDS BIOTECHNOLOGY CORPORATION

By:	/s/ Lars Boesgaard
Name:	Lars Boesgaard
Title:	Chief Financial Officer

cc:	Fahd Riaz, Esq., DLA Piper LLP (US)
Dylan Caplan, Esq., DLA Piper LLP (US)